Exhibit 21.1

SUBSIDIARIES OF FIREFLY AEROSPACE INC.

1.	Spaceflight, Inc. (Washington)

2.	Spaceflight Federal, LLC (Delaware)

3.	Firefly IP Holdings, LLC (Delaware)

4.	Firefly IP CO, LLC (Delaware)